Exhibit 12.1

Ruth’s Hospitality Group, Inc.

Calculation of Ratio of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges (1) (in millions of U.S. dollars except for ratios)	Fiscal Year Ended					Fiscal Quarter ended 3/29/2009
	12/26/2004	12/25/2005	12/31/2006	12/30/2007	12/28/2008
Earnings (losses):
Net income (loss) before taxes	$7.0	$15.8	$33.8	$26.7	$(80.6)	$4.7

Add
Fixed charges	14.4	11.4	7.8	11.3	21.4	5.3

Earnings (losses) as defined	$21.4	$27.2	$41.6	$38.0	$(59.2)	$10.0

Fixed charges:
Interest expense	$10.3	$8.5	$2.9	$6.0	$10.3	$2.3
Estimated interest component of rent	4.1	2.9	4.9	5.3	11.1	3.0

Total fixed charges	$14.4	$11.4	$7.8	$11.3	$21.4	$5.3
Deficiency of earnings available to cover fixed charges (2)	—	—	—	—	80.6	—

Ratio of earnings to fixed charges	1.5	2.4	5.3	3.4	—	1.9

Preference dividends	$5.4	$3.7	—	—	—	—

Ratio of earnings to combined fixed charges and preference dividends	1.1	1.8	5.3	3.4	—	1.9

(1)	For purposes of computing the ratios of earnings to fixed charges and earnings to combined fixed charges and preference dividends, “fixed charges” consist of interest expense and estimated interest component of rent, and “earnings” consist of net earnings (loss) from continuing operations applicable to common stock shareholders before income taxes plus fixed charges.

(2)	Earnings were insufficient to cover combined fixed charges by $80.6 million in 2008.